May 21, 2007

Via EDGAR and Facsimile (202) 772-9217

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn: Mary Fraser

Re:

Greenlight Capital Re, Ltd.
Registration Statement on Form S-1
File No. 333-139993

Ladies and Gentlemen:

Greenlight Capital Re, Ltd., a Cayman Islands exempt company with limited liability (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests the effective date for the above-captioned Registration Statement be accelerated to become effective on May 23, 2007 at 2:00 p.m. Washington D.C. time or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call me at (345) 745-4573 or Kerry Berchem at Akin Gump Strauss Hauer & Feld LLP at (212) 872-1095.

Very truly yours,

Greenlight Capital Re, Ltd.

/s/ Leonard Goldberg

Leonard Goldberg

Chief Executive Officer, Greenlight Capital Re, Ltd.